Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

CORPORATE PARTICIPANTS

Michael Iburg Brocade Communications Systems, Inc. - Senior Director, IR

Lloyd Carney Brocade Communications Systems, Inc. - CEO

Selina Lo Ruckus Wireless, Inc. - President & CEO

Dan Fairfax Brocade Communications Systems, Inc. - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Matt Robison Wunderlich Securities - Analyst

Walter Piecyk BTIG - Analyst

Stanley Kovler Citi Research - Analyst

Vijay Bhagavath Deutsche Bank - Analyst

James Faucette Morgan Stanley - Analyst

Mitch Steves RBC Capital Markets - Analyst

Chad Bennett Craig-Hallum Capital Group - Analyst

Rod Hall JPMorgan - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen. Thank you for standing by and welcome to the Brocade and Ruckus Wireless conference call.

(Operator Instructions)

As a reminder, this conference call is being recorded. Now I would like to turn the program over to our speaker Michael Iburg, Senior Director of Investor Relations with Brocade. Sir, please go ahead.

Michael Iburg - Brocade Communications Systems, Inc. - Senior Director, IR

Thank you, operator. Good morning and welcome to today’s conference call to discuss Brocade’s intent to acquire Ruckus Wireless.

By now you should’ve seen our press release and slide presentation which are available on our website at brcd.com. The press release was also distributed by market wire, NPR newswire and both documents will be furnished to the SEC.

Before we begin please note that the exchange offer in connection with the transaction has not yet commenced and our communication is not an offer or a solicitation of an offer to purchase any securities or to sell any securities. On the commencement date of the offer, our registration statement and offer to purchase and other related documents will be filed with the SEC.

And the exchange offer will only be made pursuant to those documents. Investors and security holders are urged to read both the exchange offer document and the solicitation recommendation statement regarding the offer as they become available in our filings with the SEC as they will contain important information.

Additional copies of the solicitation and recommendation statement may be obtained for free by contacting our respective IR departments through our website. Investors should note our comments today may include forward-looking statements including but not limited to statements regarding the expected benefits and cost of the proposed transaction; management plans related to the proposed transaction; the expected timing of completion of the proposed transaction; statements of the plans;

strategies and objectives of Brocade and Ruckus for further operations for future operations; statements concerning the expected development, performance, marketshare or competitive performance relating to the products and services of Brocade, Ruckus or the combined Company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; and any statements regarding the timing and amount of future Brocade share repurchases.

These forward-looking statements are based on current expectations as of the date of this call and involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. Risks, uncertainties and assumptions include but are not limited to the ability of the parties to complete their proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent; the completion of the proposed transaction; the ability to secure regulatory approval; the possibility that the expected benefit of the proposed transaction may not materialize as expected; the ability of Brocade to successfully integrate Ruckus’ operation; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’ business after the completion of the proposed transaction; and business disruptions following the proposed transaction.

These and other risks are described in Brocade and Ruckus’ filings with the SEC including their respective quarterly reports on Form 10-Q and annual report on Form 10-K. These forward-looking statements reflect beliefs, assumptions, outlooks, estimates and forecasts as of today and Brocade expressly assumes no obligation to update any such forward-looking statements whether as a result of new developments or otherwise.

In addition, this presentation includes various third-party estimates regarding market share and other measures which do not necessarily reflect the views of Brocade. Further, Brocade does not guarantee the accuracy or reliability of any such information.

After brief opening remarks, we will open the call to questions. Here to take your questions today are Lloyd Carney, Brocade’s CEO; Selina Lo, Ruckus’ CEO; and Dan Fairfax, Brocade’s CFO.

I will now turn the call over to Brocade’s CEO Lloyd Carney. Lloyd?

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

Thank you, Mike, and good morning to everyone on the call. Thank you for joining us today on such short notice. I’m excited to have the opportunity to discuss Brocade’s intent to acquire Ruckus Wireless, a pioneer in wireless infrastructure.

The transaction is expected to be accretive to Brocade’s non-GAAP earnings by Q1 FY17. Today’s announcement is an important step in Brocade’s strategic vision to build a pure play networking company that supports the rapidly evolving requirements of the digital transformation era. We believe no other company will be able to deliver the focus, speed of innovation and best-in-class solution across the full spectrum of networking that Brocade with Ruckus will be able to offer together.

For the past four years Brocade has been focused on helping customers transform their networks into open platform for business innovation. As such, we have developed or acquired critical technologies for new IP architectures in the areas such as fabrics, software-based virtualization, network analytics and mobile networking that enable the network to become innovative and agile.

For that reason Ruckus is an excellent strategic fit. Wireless is a critical asset technology for new IP networks and a natural extension to our portfolio. Further, WiFi technology for localized service access and cellular technologies for wide-area networking are converging with network programmability and function virtualization, playing a key role in redefining network architectures of the future.

Like Brocade Ruckus has pursued a vision for network innovation that supports open standards, programmability, security, automation, cloud enablement and SDN support. We’re excited about this upcoming combination for several reasons. In our core business Ruckus will advance our near-term strategic agenda in multiple ways.

It will significantly strengthen Brocade’s position in the broader search provider markets where Ruckus currently holds the leading WiFi marketshare position. It also complements our enterprise networking portfolio by adding Ruckus’ high-growth wireless products to Brocade’s market-leading IP networking solution.

And it will accelerate our cross-selling activities, opening up new revenue opportunities for the combined Company across a variety of vertical markets and industry segments including large enterprise, government, hospitality, higher education and K-12 education. In fact, upon closing we expect the combined Company will be number one in storage area networking, number one in service provider WiFi, number one in hospitality, number two in data center networking, number three in wireless LAN and number three in enterprise edge networking in the US and EMEA.

In the growth areas of SDN and NFV Ruckus complements our current portfolio of industry-leading virtual routers and virtual application delivery controllers, analytic solutions and SDN controllers. We look forward to leveraging the strength of Ruckus’ virtual SmartZone NFV-based wireless line controller, and expanding the reach of the combined portfolio with leading cloud and telco providers.

In the longer term we see emerging opportunities in analytics, mobility and security. Here the combination is even more exciting. The world is going mobile with connected devices and data growing exponentially driving the need for more pervasive security across network.

We believe that this acquisition will further strengthen the disruptive mobility strategy we announced in February and it will enhance our ability to pursue emerging opportunities around 5G mobile services, Internet of Things, smart cities, OpenG technology for in-building LTE and a wireless WiFi convergence. In total, the combination is expected to expand our addressable market by 5 billion today and over 10 billion in five years. For our customers and partners Ruckus will provide us with a new way to serve today’s infrastructure requirements.

With wired and wireless purchasing decisions increasingly tied together we look forward to offering a compelling portfolio of solutions that includes the most innovative WiFi assets in the industry. We believe the adjacency of offerings will provide significant benefits and greater flexibility on a standard base portfolio, expanding the core of the data center to the wireless edge.

And finally, we’re excited to leverage the talent of the strong Ruckus team. I’ve personally known Selina for more than 20 years and have a deep respect for her expertise and accomplishments as well as Ruckus’ brand loyalty, product success and market traction. I look forward to working with Selina and her outstanding team in this new capacity.

Ruckus brings 12 years of experience in carrier grade wireless to Brocade that I believe will integrate well with Brocade’s capabilities and expertise in developing agile, software-based and virtualized networks. In fact, there are two companies that have already had a successful collaborative relationship for nearly 2 years including engineering efforts such as the Brocade Open Mobility Solutions initiative as well as various cross-selling opportunities within our mutual customer base.

This great working relationship was yet another reason that we felt that our combination would be advantageous. We’re planning to bring Ruckus in as a new wireless business unit within Brocade led by Selina and reporting directly to me. We intend to invest in and build upon innovative Ruckus products and technology roadmap to further extend its capabilities into new growth areas.

In closing, this transaction creates a new Company for a new era of networking positioned to lead where technology is headed. This combination will enable the most critical networking requirements for digital transformation from the core of the data center to the wireless network edge.

History shows that focused, pure play companies often innovate quicker, are more agile and deliver better value to their customers. We believe that combining our portfolios today and leveraging our complementary product roadmap for the future will provide significant benefits to our customers and will enable us to accelerate our growth and value creation.

With that I will turn the call over to Selina for her comments. Selina?

Selina Lo - Ruckus Wireless, Inc. - President & CEO

Thank you, Lloyd. This is an exciting day for Ruckus. We’re thrilled about the opportunity to join forces with Brocade to create a world-class pure play networking company for the mobile age.

The merger of our two companies creates a great opportunity for all of our stakeholders including customers, partners, investors and employees to participate in the combined Company’s future growth. Ruckus is a Company relentlessly dedicated to pervasive performance. Our hardware, software and services help enterprises and carriers increase the range and reliability of their WiFi networks, reduce the cost of deployment and ensure consistent performance even in the most challenging environments.

We also pioneered virtualization of the wireless LAN, enabling our service provider customers to build some of the largest managed WiFi networks in the world. As a result, we have built a successful brand synonymous with innovation and recognized for enabling unprecedented level of wireless performance and scalability.

As such, we believe the decision to join forces with Brocade will enable a synergistic vision and value proposition that is shared by our two companies. Brocade has a 20-year history of building the most uncompromisingly reliable mission-critical networks in the world. And like Ruckus Brocade has been a technology disruptor, combining physical and virtual data plan solutions to help customers transform their networks to a new IP architecture for business innovation.

Ruckus and Brocade are also aligned in our focus to help operators support new services and business models. We recently announced OpenG, our technology to leverage 3.5 gigahertz coordinated shared spectrum in the US to provide a multi-operator LTE solution for commercial buildings that suffer from poor indoor LTE coverage. We believe that OpenG should deliver improved economics and enable new managed services for both existing mobile operators and new mobile service providers.

From a product perspective, the combined Ruckus and Brocade IP networking portfolio offers a complete solution for our enterprise network without overlap of the need for product rationalization unlike some of our peers. Our combined technology portfolio should offer numerous leverage points for continuous integration and innovation in the future.

With our complementary business approach and numerous product synergies we are excited to leverage Brocade’s broad market penetration in both data center and campus to facilitate our ongoing strategy for growth into larger enterprise and new vertical opportunities. Likewise Ruckus’ strength in service providers as well as our hospitality, K-12 and SMB channels should benefit Brocade.

We believe that the combination enables our world-class portfolio to achieve greater scale and revenue potential faster than we would be able to achieve on a standalone basis. Our belief is underscored by the fact that our two companies have enjoyed a successful working relationship for nearly two years that extends beyond products and markets to customer- and partner-centric values and a dedication to excellence.

Furthermore, throughout the diligence process I’ve observed several cultural similarities that I believe bode well for our closer collaboration in the future. Brocade recognizes the value of our brand and is committed to preserving the spirit of our mission. I’m excited to work with Lloyd and the entire Brocade team to jointly deliver innovative, value-added solutions to our enterprise and service provider customers and to help drive Ruckus to its next level of success.

I will now turn the call over to Dan Fairfax, Brocade’s CFO, to review the transaction details. Dan?

Dan Fairfax - Brocade Communications Systems, Inc. - SVP & CFO

Thank you, Selina. Before I begin I want to join Selina and Lloyd in expressing our excitement to bring these two very successful companies together. Many of the strategic points have already been addressed either in the slide deck or in comments from Lloyd and Selina this morning, so I will primarily focus on the financial details of the transaction.

Referring now to page 14 of the slide deck Brocade will acquire Ruckus for $6.45 in cash and 0.75 of a share of Brocade common stock for each Ruckus share of common stock. Based on Friday’s close this implies total consideration of $14.43 per Ruckus share. This value, however, will fluctuate with changes in Brocade’s stock price.

The enterprise value of the transaction is approximately $1.2 billion excluding the estimated cash acquired. We are also concurrently increasing our share repurchase program by $800 million which corresponds to the value of the Brocade stock to be issued in the transaction based on Friday’s close.

The cash portion of this transaction will be financed through a combination of cash from both companies’ balance sheets and a new $800 million term loan. A portion of the term loan may be used to support the cash portion of the transaction but more importantly it will primarily be used for the newly authorized share repurchase.

In terms of stock consideration Brocade will issue approximately 75 million shares of common stock which is based on the fixed exchange ratio of 0.75 of a share of Brocade stock for each share of Ruckus stock that I mentioned earlier. The increase in the size of our share repurchase program is intended to facilitate the repurchase of an equivalent number of shares.

The Board of Directors of both companies have approved the transaction and the transaction will be conducted by means of an exchange offer for all of the outstanding shares of Ruckus Wireless. That will be followed by a merger of a Brocade subsidiary into Ruckus.

The completion of the exchange offer is subject to customary conditions including reviews by US and international antitrust regulators and the tender of a majority of the outstanding shares of Ruckus common stock. We anticipate the transaction closing by the end of our fiscal Q3 2016 and we plan to provide updated guidance after the merger closes. Adjustments to our long-term financial model will be provided at our Investor Day in September.

Turning now to the stock repurchase on page 15, you can see the increase in our stock repurchase authorization increasing from roughly $900 million to nearly $1.7 billion today. With the progress we have already made in Q1 of fiscal 2016, we have a long history of returning capital to shareholders.

The new term loan A of $800 million will have a variable interest rate, a five-year term and no prepayment penalty. We expect the interest rate to be in the mid-2% range. We believe that the financing structure for the transaction and share repurchase will provide the combined Company with ample liquidity and significant financial flexibility.

Turning to accretion, dilution and capital allocation, we expect the transaction to be accretive to non-GAAP earnings by the first quarter of 2017 and cash flow accretive in fiscal year — in the full fiscal year 2017. Our overall capital allocation strategy is to remain committed to our dividend and share repurchases.

With that overview of the transaction I will turn the call back to the operator to begin the question-and-answer session. Liz, please open the line to calls.

QUESTION AND ANSWER

Operator

(Operator Instructions) Matt Robison, Wunderlich Securities.

Matt Robison - Wunderlich Securities - Analyst

Yes, I have got three but they are pretty simple. One, the first one, what’s the share count you are using for Ruckus including acceleration of vesting, I guess?

And the second one is related to that would be what are the retention incentives that you anticipate? And the last part is how long do you think it will take before you can integrate the product lines so that they can be managed from the same pane of glass?

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

So I will go backwards. I will take the integration, we’ve done some pretty good integration work already between our teams leveraging some of the tools that Selina has and so we expect to see those integrations continue as planned. So we’ve been jointly selling this product for over two years and we’ve seen a lot of good traction in the field where our two sales teams have come together.

And a part of that is the fact that we have good integration on the engineering side, not just go-to-market integration. Retention, I mean the retention details are being sorted out post-transaction. I wouldn’t expect anything out of the ordinary there.

And Dan (multiple speakers) share count that was used at —

Dan Fairfax - Brocade Communications Systems, Inc. - SVP & CFO

Yes, and we’re looking at approximately 102 million shares for the share count, Matt.

Matt Robison - Wunderlich Securities - Analyst

Thanks a lot.

Operator

Walter Piecyk, BTIG.

Walter Piecyk - BTIG - Analyst

Thank you. Selina, can you just maybe talk to us about why you decided to sell the Company now?

It seems like the strategic importance of Ruckus is really about to take off given some of the carrier products you were announcing. Also why would you accept such a high mix of stock versus an all-cash deal?

Selina Lo - Ruckus Wireless, Inc. - President & CEO

Sure. As Lloyd said, Ruckus and Brocade have worked together for nearly two years both technology wise as well as out cross-selling out in the field. And we’ve been very happy, very impressed with the pipelines that we’ve built up.

And we feel that this is we are at a point where combining our wired and wireless solutions will enable us to be more competitive, selling to large enterprise as well as campuses and in both our vertical strengths. And we also see that with the 802.11ac upgrade cycle that there’s going to be a much greater need for integrating a switch solution and the wireless solution together. And so for all these reasons we feel that it’s going to improve both companies’ competitiveness to be one Company.

Now when you talk about some of our strategic initiatives I assume you’re talking about OpenG because you definitely have done your research work on that. Brocade is very supportive of that effort. It is completely consistent with their mobility 5G strategy, and so this is an area that we feel like we can pool our resources together and actually even expend greater resources to build to expand our time together.

Walter Piecyk - BTIG - Analyst

Thanks. The confidentiality agreement I think was signed in mid-February, so I’m just curious have you actually talked to other telecom equipment companies? I noticed that the breakup fee is only $50 million which doesn’t seem like a large hurdle. Have there been discussions since February with anyone other than Brocade as far as a strategic acquisition?

Selina Lo - Ruckus Wireless, Inc. - President & CEO

I believe that we have attained a very good value for our investors and if you look at the premium we’re quite happy with it. It is a significant premium, so I think that we have with Brocade we have found the best value for our investors.

Walter Piecyk - BTIG - Analyst

Great, thank you.

Operator

Stanley Kovler, Citi Research.

Stanley Kovler - Citi Research - Analyst

Thanks very much. I have a quick housekeeping question and then a follow-up. So I just wanted to understand, Dan, probably for you, the deal economics of the $800 million in buyback, what was the reason for using stock and then doing the buyback rather than just paying that amount in cash outright?

Dan Fairfax - Brocade Communications Systems, Inc. - SVP & CFO

So I think that’s actually maybe a good question for all three of us. I think when we looked at structuring the deal with cash and stock allows both of our investors for both Brocade and for Ruckus to benefit in the forward transaction, so that was really key I think to how weak came to the consideration itself. At the same time we have the ability to reduce the share count and essentially return the transaction to an all-cash basis by purchasing shares post-close of the deal.

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

This is Lloyd, I mean it obviously aligns both the Brocade team and the Ruckus team, well, we’re both sharing the same stock portfolio. So I think we’ve thought about it and we looked at what’s happening in the marketplace. We sell together.

We both realized potential going forward for Brocade and that was part of why this deal was put together was because we saw Ruckus and Brocade together being a really new kind of Company, a new kind of networking Company that will serve the needs of this new marketplace where mobile is predominant, the data center is still important. And we now have the entire portfolio from access WiFi, mobile to the data center. And we see there’s value in that Company and that’s why we made it part of the transaction around stock.

Selina Lo - Ruckus Wireless, Inc. - President & CEO

And as for Ruckus, I believe that I absolutely agree with Lloyd that I think that there is still a lot of value that the two companies together can create. And I want to make sure that our shareholders get to share in that value.

Stanley Kovler - Citi Research - Analyst

Thanks. And just on the strategic side, I just wanted to understand how you’re now positioned versus some of the two largest competitors that you have, one that was previously integrated already just in itself for a long time and the other one that most recently had a similar transaction where a fixed switching company bought a wireless company.

Where are you in terms of your competitiveness relative to these folks you mentioned that with AC there’s going to be a greater need for integration of the switches and the WiFi solution? How would you position yourself against those folks in terms of that competitiveness?

And specifically for the E-Rate program and some of those upgrades and market drivers, could you help us understand what implications this might have for your E-Rate market share and specifically over what timeframe that may come? Thank you very much.

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

I will start it, but I think there is no doubt in our mind that this makes us more competitive. Our main competitors sell a vast range of products from servers to storage and everything in between. We are now the only pure play standalone networking Company that is focused on just networking.

As I said in my opening remarks, history shows that pure play companies can innovate better, can provide better value to their customers and deliver better solutions. I mean there were fully integrated companies before, remember companies called Digital Equipment Corporation? They were fully integrated.

A company called Prime Computer, they were fully integrated. Customers over time always choose based on technology to go to pure play companies.

Now there are always going to be people who will buy from the behemoth. There are always going to be people that’s the safe bet to make. There is a significant part of the market that wants to buy from innovators, people who are agile, people who are going to innovate at their pace and those are the customers that we’re going after.

We have seen success in selling our portfolio with Ruckus already. I mean three years ago when I started here we actually were OEMing a wireless product for Motorola. So this is not — selling wireless is not new to us here at Brocade.

We understand that wireless campus environment because we’ve always been in that space. And this having our own portfolio only makes us more competitive against the two players that you mentioned.

Selina Lo - Ruckus Wireless, Inc. - President & CEO

Also I think unlike these competitors, Ruckus and Brocade have very complementary product portfolio with no overlap at all, which means that we can hit the ground running without having to rationalize products or without having to deal with two parallel incompatible products.

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

And to your E-Rate question, we’re both engaged today in numerous E-Rate opportunities and we expect to be successful. Ruckus on their own partnering with us and partnering with other people and also Brocade on our own partnering with others but E-Rate is a focus here for both of us. We have a go-to-market plan that is pretty thorough and complete and we expect to gain our fair share of the E-Rate business.

Operator

Vijay Bhagavath, Deutsche Bank.

Vijay Bhagavath - Deutsche Bank - Analyst

Yes, hi, good morning. A two-part question if I may. The first is when we do primarily research with the buyers, the customers they increasingly indicate preference for a single pane of glass to manage many pieces of equipment, wireless, campus switching, security on and on.

So help us understand how long will it take for the Brocade, Ruckus solution to have one pane of glass. And then the second part of the question is the premium that Brocade paid for Ruckus versus Friday’s close, help us understand the thought process behind the premium about the controlled premium arguments. Thanks.

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

On the integration as I said earlier the engineering teams are working well together. I mean Ruckus SmartZone is a part of our go-to-market story. The Ruckus cloud path onboarding security capabilities are features that we today co-sell in the field with our Ruckus partners.

So we’re on a path to integration. We’ll give you a more detailed roll out of that single pane of glass. But more importantly we also have integration into larger management schemas besides Ruckus or besides Brocade which is important to our customers.

So there is no management schema that you can think about — network management schema that you can think about, business management schema you can think about where with our own API, on both the Ruckus side and on the Brocade side, that we don’t feed into. So we feel pretty good about that.

As far as the premium, at the end of the day as you heard from Dan, this is accretive non-GAAP EPS to us all of starting Q1 FY17 would start the number for us. They are it will be accretive from a cash standpoint.

We are certain we are getting value for the premium we are paying. We are certain because of this, because we had of course financial opinions done. And we saw the impact in the marketplace of upselling together.

This is again a relationship that was two years in the making. We know that the Ruckus team in the field, they know us. We know their product, they know our product.

As Selina pointed out there is no overlap in the product. This is not — this is a strategic acquisition. As we’ve been laying out our strategy of going from a data center as this was the missing link for us.

The onramp to the world’s data centers is mobile. And the interesting component that Ruckus had that the other wireless providers didn’t have was their focus on the seller network, the fact that they figured out that the line is blurring between LTE 5G and WiFi. And they have a product portfolio and strategy that firmly addresses that and we think that that’s going to be a significant differentiator for anybody in this space is that understanding of the leverage.

Because today, you do it today when you walk into your home. Your phone automatically goes from your cellular data plan to your WiFi in your home. When you come into your office if you have an IT infrastructure like we can sell you it would automatically do that for you also.

So you’re actually, all of you on the phone actually are living where we’re going. That blurring between the WiFi and cellular is happening and we’re going to take advantage of it and we have the best portfolio in the industry taking advantage of that.

Dan Fairfax - Brocade Communications Systems, Inc. - SVP & CFO

And I think I’d had to that, Lloyd, also we were quite excited that we will be bringing in the management team and the innovative employees of Ruckus Wireless, together with our teams is quite an important part of our overall consideration of doing the transaction.

Selina Lo - Ruckus Wireless, Inc. - President & CEO

And as far as I’m concerned there are so many points of synergy between our companies, not only somebody asked a question about E-Rate. That’s only a part of it. Both of us view service provider as an important segment for us, for our customer base and we have definitely a lot of opportunities to cross sell there.

As you know Ruckus is very, very strong with cable operators and Brocade has a lot of traction with large MNOs and we believe that that would work very well, especially towards the LTE WiFi integration objectives. And also there are other verticals where Brocade is very strong where they can sell Ruckus solution into where we are not, such as US federal and higher education larger enterprises.

And there are other areas where Ruckus is strong and Brocade is not today such as hospitality. So I think that there is a lot of synergy and the two companies really are very well matched.

Vijay Bhagavath - Deutsche Bank - Analyst

Thank you.

Operator

James Faucette, Morgan Stanley.

James Faucette - Morgan Stanley - Analyst

Thank you very much. Just a follow-up question for me. You know earlier Selina was asked about why it made sense for Ruckus to sell now but I guess I would pose the same question to the Brocade management in terms of you’ve had this partnership and why you felt like what has changed in your view of either the market or the opportunity set or frankly what Ruckus is doing such that you thought that doing an acquisition makes sense?

And then my second question is just as it relates to the pricing, clearly the value can fluctuate with Brocade’s shares. I’m just wondering if there are any limits either on the high side or the low side where moves in Brocade’s stock would be limited on its impact on the deal. Thanks.

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

So James, I will take the first one. So if you — so you might have heard Ken on this call with me on our part of the meeting, Ken Jenkins is our CTO. And Ken and I actually, Selina knows me 20 years, she’s known Ken longer than that.

And one of the first things I said when I joined here three years ago, I walked into Ken’s office and said Ken, what is our wireless strategy? And he immediately said well, you know we are reselling this Motorola thing. We have the partnership thing that’s going.

And I said to him no, I mean like real wireless. And he looked at me and I said I mean cellular wireless. And so we’ve been on this journey since I arrived here to sort out what is the right wireless partner for us.

We realized the Motorola portfolio didn’t have the legs it should so we discontinued that relationship. We have partnered also with other people. So we’ve been looking for the right strategic fit for all this time.

And if you think about what we did in the last couple of years you may consider it a bit of try before you buy, right? Ensuring that we had the right alignment, the right momentum in the marketplace. And I can’t think of a single large campus deal that I was involved in the last couple of years where there wasn’t a wireless component to it, not one.

When customers are making that campus decision and campuses — we grew our campus business last year twice the market rate and we are doing very successful in campus business. We’ve always had to have a partner in that space. So it is a logical extension of our business plan to say okay, here’s a profitable company that is well-ran, great technology, we’re profitable, we’re well-ran, great technology, we’re going in and calling the same customers, selling our portfolio, delivering to the customer and the only drawback to that scenario the customer every now and then will say well I just want to buy from one person.

And so the only limitation to our success that I’ve seen in the last couple of years is the fact that there is two POs, there is two service calls. We take that off the table. And again we are selling to customers who value the network, who value what we have done on our network around making it a platform for innovation and customers who are willing to not buy from the two big behemoths that were mentioned before who are looking for agile innovative companies.

And so it was just a logical thing for us. It was something that again we’ve looked at for quite some time. And based on customer feedback, based on the pipeline we see developing, based on the success we’ve had to date it was just the next logical thing for us to do after partnering for two years.

Now as far as the value of the transaction moving based on the Brocade stock price up or down, there are no trigger limits —

Dan Fairfax - Brocade Communications Systems, Inc. - SVP & CFO

There’s fixed exchanged ratio as I said earlier. So there’s no cap or collar on how that will — it will move with the Brocade share price up to the date of close.

James Faucette - Morgan Stanley - Analyst

That’s great. Thank you.

Operator

Mitch Steves, RBC Capital Markets.

Mitch Steves - RBC Capital Markets - Analyst

Hey guys, thanks for taking my question. Just a quick one on the revenue side. So I know that HP is a pretty large customer and obviously they have the Aruba asset as well, so I’m just wondering if there’s any revenue dissynergies or synergies you guys believe you’ll see given that you’re going to compete against larger enterprise players at this point?

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

You know, first we’ll hit — I’ll just reaffirm what Selina said concisely earlier. There are opportunities for us to grow our market presence. We have a strong market position in Fed.

The federal government is the number one IT budget in the world, number two is like a fourth of that size. And we have strong footprint there. Ruckus had not embraced the federal market so we’re going to run hard to go get their certifications done and make them a part of the go-to-market for us there.

Ruckus owns hospitality. They are number one in hospitality business. We’ve barely scratched the surface.

There’s opportunity for us to work together there in the hospitality space. There on the service provider space they have great technology, great relationships, we can enhance that. Even on a global scale there are places around the world where we are strong where they are not as strong and even geographically there’s opportunity.

So there’s opportunities there. I don’t see a lot of dissynergies on the go-to-market site. I mean we have been now for Aruba is almost a year into it and into their organization.

Cisco has been there for quite some time with their portfolio. So I think that kind of disincentive probably has flushed through the system over the past year. And I feel pretty good about our go-to-market right now.

Mitch Steves - RBC Capital Markets - Analyst

Got it. In particular, does this change at all kind of the long-term growth rate you guys expected from the IP networking piece? I know before you were looking at 8% to 12% but it looks like Ruckus is growing or expected to grow at least in the mid-teens, so does that expand the range a bit or does it not really move the needle?

Dan Fairfax - Brocade Communications Systems, Inc. - SVP & CFO

So at this point we’ll provide you additional guidance when the transaction closes. And then we will keep you updated as we go through our earnings report and provide more visibility to the forward model in September at our Investor Day.

Mitch Steves - RBC Capital Markets - Analyst

Got it. Thank you.

Operator

Chad Bennett, Craig-Hallum.

Chad Bennett - Craig-Hallum Capital Group - Analyst

Yes, hey, thanks for taking my questions. I guess first question would be I think you’ve touched on it a little bit, but can you give us a little more idea of the overlap between Ruckus and Brocade both on the service provider and enterprise side?

And then secondly, maybe specifically for Lloyd, I guess should we considering the size of the transaction and utilizing the debt markets and so forth and being aggressive on the buyback, should we take away from that that you are relatively comfortable with the stability of your SAN business at this point? And then I will jump off. Thanks.

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

Hey, Chad, thanks for the question. So we absolutely are comfortable with the stability of the SAN business. As we have talked about before SAN raw storage continues to grow mid-20% growth rates.

We announced our new next-generation products. We always see a little uptick in performance with the next-generation product. We have a 32 gig gen 6 product out there, we shipped the first unit in February sometime.

The big platform comes out in the August timeframe. So we feel absolutely confident of where we’re going with the with our SAN business.

And of course you know the story about the flash, the all-flash array, (inaudible) presented all-flash array which is the next hot thing in storage our fiber channel is connected. So we see even uplift there in the fiber channel demand. So SAN absolutely solid, no issues there.

On the overlap, the first thing you asked about service provider enterprise space. So in our go-to-market today, and I said and I will repeat here, but campuses are a space we’ve been successful and it’s been a space where we have not focused on it, and the team because of the portfolio of products that we have there we have had to refresh an entire portfolio of switches in the past year. You heard Selina has talked about the fact that more and more people want to have their wireless infrastructure integrated with those switches in the campus.

So we have the right portfolio of products and we’ve been successful with Selina and her team selling her right portfolio with our portfolio. So continue we expect to see that happen. In the enterprise specifically we have footprints in campus in higher Ed.

Selina has footprints in K-12 and the hospitality segment. She is number one in carrier WiFi. And so we expect to benefit from all the places where she has strength and expect that she’ll benefit from all the places that we have strength.

Michael Iburg - Brocade Communications Systems, Inc. - Senior Director, IR

Operator, we’ll take our last question.

Operator

Rod Hall, JPMorgan.

Rod Hall - JPMorgan - Analyst

Yes, hi, thanks guys for squeezing me in here. I just wanted to check back in on the carrier side of the equation and see whether it seems like there ought to be some future synergy between the vRouter solution, Lloyd, and these wireless devices out on the premise.

And I’m just wondering is that influenced the deal at all? And also just while we’re at it if you could give us any kind of update on where you guys obligate vRouter rollout thanks.

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

vRouter, and I’d add to that the virtual Evolved Packet Core product which is critical part of our server provider solution which will dovetail perfectly with Selina’s LTE focus and her product that she’s rolling into the carrier space today. As you know the virtualization at the mobile edge is happening. We have the right products, Selina has the right products.

That mobile edge has to get smarter to be able to offload all the data being dumped into the data lakes into the data centers. And her portfolio perfectly meets the need of a smart mobile edge and our software sitting coupled with her software provides the best value proposition for the mobile carriers.

The goal that Selina has talked about is LTE should be as simple and efficient as WiFi. And she has the right portfolio to do that. Every carrier wants that and she has been providing that.

A part of that making it simple and elegant is virtualizing the evolved packet core, the routing that goes behind it and putting more routing at the edge. And so we have the best portfolio today. Between her products and ours we have the most agile, the most scalable mobile edge products in the industry.

Rod Hall - JPMorgan - Analyst

And do you think that helps with your you guys are working on I know some bids to be approved down at the carrier premise or the enterprise premise with certain carriers for the vRouter. And does this help that at all or is that sort of too far along for this to really contribute to?

Lloyd Carney - Brocade Communications Systems, Inc. - CEO

Rod, I think you’re alluding to the vCPE, virtual carrier prem edge product portfolio. Obviously it helps us there because all of these edge products that are happening in the carrier space require a WiFi wireless component to it. So it absolutely strengthens our hand there.

And the main deciding factors for us in this transaction was the fact that Selina had that strong enterprise carrier position. If you think about the landscape out there, there probably is a transaction we could have done that with more enterprise-only focused.

The hidden gem for us here is her strength and her positioning around LTE and the footprint that she has there. And so absolutely this is something that if you talk to Hank King in our service provider group he is one of the happiest guys in the world today because he now has the strong service provider product to go and sell in the wireless space.

So absolutely we see this is helping and again we continue to have good success with our vRouter. We continue to have good success in our SDN, NFV space. And this just is complementary to what we’ve been doing here.

Selina Lo - Ruckus Wireless, Inc. - President & CEO

And Rod, just to remind everybody Ruckus has been a pioneer for virtualizing the wireless LAN. So our virtualized controller has — we have deployed probably we have deployed over 1,000 in production environment. And so if you look at that CPE with the vRouters there is a very consistent strategy and I think there’s a lot of synergy in the future to look at how we can integrate and innovate.

Rod Hall - JPMorgan - Analyst

Great, I appreciate it, guys.

Operator

That concludes our question-and-answer session for today. I’d like to turn the call back to Michael Iburg for closing remarks.

Michael Iburg - Brocade Communications Systems, Inc. - Senior Director, IR

Thank you, operator. Thank you for joining us today as we review the transaction we announced this morning. We look forward to discussing additional aspects of the transaction after closing.

Operator, this concludes today’s call. Thank you.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program and you may now disconnect. Everyone have a great day.

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Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade Communications Systems, Inc. (“Brocade”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Brocade and its acquisition subsidiary will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus Wireless, Inc. (“Ruckus”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus’ Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’ shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain financing to consummate the proposed transaction; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’ business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’ operations; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’ business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’ filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.